US SECURITIES AND EXCHANGE COMMISSION

                   Washington, D.C.  20549


        STATEMENT OF CHANGES IN BENEFICIAL OWNERSHIP

 Filed pursuant to Section 16(a) of the Securities Exchange
  Act of 1934, Section 17(a) of the Public Utility Holding
   Company Act of 1935 or Section 30(f) of the Investment
                     Company Act of 1940


[ ]  Check this box if no longer
     subject to Section 16.  Form
     4 or Form 5 obligations may
     continue.  See Instruction 1(b).


1.   Name and Address of Reporting Person

     Johnson        Robert               P
     (Last)         (First)        (Middle)

     1300 Minnesota World Trade Center
     30 East Seventh Street
          (Street)


2.   Issuer Name and Ticker or Trading Symbol

     No symbol - Not traded

     AEI Real Estate Fund 85-B Limited Partnership

3.   IRS or Social Security Number of Reporting Person (voluntary)

     ###-##-####

4.   Statement for Month/Year

     February 2001

5.   If Amendment Date of Original (Month/Year)

6.   Relationship of Reporting Person to Issuer

     [X]  Director                        [ ] 10% Owner
     [X]  Officer (give title below)      [X] Other (specify below)

              Table 1 -Non-Derivative Securities Acquired, Disposed
                           of, or Beneficially Owned
1. Title of Security  2.  Trans-  3. Trans-  4. Securities Acquired (A)  5. Amount of       6. Owner-  7. Nature
    (Instr. 3)            action     action     or Disposed of (D)          Securites          ship       of In-
                          Date       Code       (Instr. 3, 4 and 5)         Beneficially       Form:      direct
                                     (Instr. 8)                             Owned at           Direct     Bene-
                          (Month/                                           End of             (D)or      ficial
                          Day/                                              Month              Indirect   Owner-
                          Year)      Code   V   Amount   (A) or   Price     (instr. 3 and 4)   (I)        ship
                                                         (D)                                   (Instr. 4) (Instr. 4)


Limited Partnership
  Units                  2/1/01       P         3.4 Units  A     $1,122.00   3.4 units            I      by corporation

Managing General
  Partner Interest                                                            100%                I      by corporation

Individual General
  Partner Interest                                                            100%                D


OTHER: President and Director of Managing General Partner, Individual
       General Partner


          Table II - Derivative Securities Acquired, Disposed of, or Beneficially Owned
                    (e.g., puts, calls, warrants, options, convertible securities)

1.Title of   2.Conver-  3.Trans-  4.Transac-  5.Number of   6.Date    7.Title     8.Price   9.Number    10.Owner-  11.Na
  Derivative   sion or    action    tion Code   Derivative    Exer-     and         of        of Deriv-    ship       ture
  Security     Exercise   Date                  Securities    cisable   Amount      Deriv-    ative        Form       of In-
  (Instr.3)    Price of             (Instr.8)   Acquired      and Ex-   of Under-   ative     Secur-       of De-     direct
               Deriv-     (Month/               (A) or Dis-   piration  lying Sec-  Secur-    ities        rivative   Bene-
               ative      Day/                  posed of (D)  Date      urities     ity       Bene-        Secur-     ficial
               Security   Year)                               (Month/               (Instr.   ficially     rity:      Own-
                                                (Instr 3, 4   Day/      (Instr 3    5)        Owned        Direct     ership
                                                and 5)        Year)     and 4)                at End       (D) or     (Instr. 4)
                                                                                              of           Indi-
                                                                                              Month        rect (I)
                                                                                              (Instr. 4)   (Instr 4.)




Explanation of Responses:



                             /s/ Robert P Johnson            March 8, 2001
                        **Signature of Reporting Person          Date


Reminder: Report on a seperate line for each class of securities beneficially owned directly or indirectly.

         *If the form if filed by more than one reporting person, see
          Instruction 4(b)(v)

       ** Intentinal misstatements or omissions of facts constitue Federal
          Criminal Violations.   See 18 U. S. C. 1001 and 15 U.S.C. 78ff(a).